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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 11-K



              [ ]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
               THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                                       OR

              [ ]  TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF
             THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


         For the fiscal year ended                  Commission file number
           December 31, 1993                                0-325


  A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                           THE DURIRON COMPANY, INC.
                            SAVINGS AND THRIFT PLAN



  B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                           THE DURIRON COMPANY, INC.
                            3100 RESEARCH BOULEVARD
                              DAYTON, OHIO  45420
                                 (513) 476-6100



                          INDEX TO EXHIBITS at page 3.

                               Page 1 of 20 pages
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                              REQUIRED INFORMATION
                              --------------------

  The Duriron Company, Inc. Savings and Thrift Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974.

  ITEM 4. In lieu of the requirements of Items 1, 2 and 3 of Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed as Exhibit 28.1 to this Report:

  (a)  Report of Independent Auditors.

  (b) Statements of Net Assets Available for Benefits - December 31, 1993 and 1992.

  (c) Statements of Changes in Net Assets Available for Benefits - years ended December 31, 1993 and 1992.

  (d)  Notes to Financial Statements.

  (e)  Schedule of Assets Held for Investment Purposes - December 31, 1993.

  (f)  Schedule of Reportable Transactions - year ended December 31, 1993.


  The Consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 pertaining to the Plan is being filed as Exhibit 23.1 to this Report.


                                   SIGNATURES
                                   ----------

  THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Insurance Committee of The Duriron Company, Inc., which administers the Duriron Company, Inc. Savings and Thrift Plan, has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.


       THE DURIRON COMPANY, INC.
       SAVINGS AND THRIFT PLAN


                         BY:  /s/ Ronald F. Shuff
                              ------------------------
                               RONALD F. SHUFF
                               Member, Pension and Insurance Committee
Date:   June 29, 1994





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                                        INDEX TO EXHIBITS


        The following Exhibits are being filed with this Annual Report on Form 11-K:


                                                                   Located at
                                                               Manually Numbered
Exhibit                                                              Page
- -------                                                        -----------------

(23)     CONSENT OF EXPERTS AND COUNSEL:

         23.1    Consent of Ernst & Young ................           5

(28)     ADDITIONAL EXHIBITS

         28.1    Annual Financial Statements of The
                 Duriron Company, Inc. Savings and
                 Thrift Plan at December 31, 1993
                 and 1992 and for the two years
                 ended December 31, 1993 .................           7



               _______________________________________________





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